NO ACT

PE
3/14/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12026989

Received SEC
MAY 03 2012
Washington, DC 20549

May 3, 2012

Clifford H.R. DuPree
CA, Inc.
Clifford.DuPree@ca.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-03-2012

Re: CA, Inc.
Incoming letter dated March 14, 2012

Dear Mr. DuPree:

This is in response to your letter dated March 14, 2012 concerning the shareholder proposal submitted to CA by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

May 3, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CA, Inc.
Incoming letter dated March 14, 2012

The proposal requests that the board audit committee prepare and disclose to shareholders an annual "Audit Firm Independence Report" that provides information specified in the proposal.

There appears to be some basis for your view that CA may exclude the proposal under rule 14a-8(i)(7), as relating to CA's ordinary business operations. In this regard, we note that while the proposal addresses the issue of auditor independence, it also requests information about the company's policies or practices of periodically considering audit firm rotation, seeking competitive bids from other public accounting firms for audit engagement, and assessing the risks that may be posed to the company by the long-tenured relationship of the audit firm with the company. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if CA omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Clifford H.R. DuPree
Senior Vice President, Corporate Governance,
and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, NY 11749
Direct Dial: (631) 342-2150
Direct Fax: (631) 342-4866
Email: Clifford.DuPree@ca.com

March 14, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CA, Inc.
Request to Omit Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), CA, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2012 Annual Meeting of Stockholders (together, the "2012 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The full text of the Proposal and all correspondence with the Proponent are attached as Exhibit A.

We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2012 Proxy Materials for the reasons discussed below.

This letter, including the exhibit hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2012 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

*"**Therefore, Be it Resolved:** That the shareholders of CA, Inc. request that the Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:*

1. *Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;*

2. *Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;*

3. *Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;*

4. *Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;*

5. *Information regarding any training programs for Audit Committee members relating to auditor independence, objectivity, and professional skepticism, and*

6. *Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm."*

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

The Proposal is properly excludable from the 2012 Proxy Materials pursuant to rule 14a-8(i)(7) because the underlying subject matter of the Proposal relates to the Company's "ordinary business" operations, namely the selection and engagement of the independent auditor. The Proposal seeks to inappropriately micro-manage the Company by delving into complex matters of auditor selection and engagement. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

Exchange Act Release No. 40018, *Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,539-40 (footnote omitted).

This proxy season, the Staff has permitted the exclusion of proposals submitted by the Proponent that sought to require the rotation of, or to limit the term of engagement of, the company's independent auditor under rule 14a-8(i)(7). *See, e.g., Am. Elec. Power Co., Inc.* (Jan. 4, 2012); *Alcoa Inc.* (Dec. 23, 2011); *Hewlett-Packard Co.* (Nov. 18, 2011); *Deere & Co.* (Nov. 18, 2011). These proposals sought the adoption of an "Audit Firm Rotation Policy" that would require that at least every seven years the company's audit firm rotate off the engagement for a minimum of three years. The Staff concurred with the exclusion of these proposals, noting that the proposals "relate[ ] to limiting the term of engagement of [the company's] independent auditors" and reiterating that "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *Am. Elec. Power Co., Inc.* (Jan. 4, 2012); *Alcoa Inc.* (Dec. 23, 2011); *Hewlett-Packard Co.* (Nov. 18, 2011); *Deere & Co.* (Nov. 18, 2011). The Proposal in the instant case likewise concerns the selection and engagement of independent auditors.

The Staff has regularly concurred in the exclusion of shareholder proposals that relate to auditor rotation. For example, in *JPMorgan Chase & Co.* (Mar. 5, 2010), the Staff concurred that the company could exclude a shareholder proposal requesting that the company's board limit the engagement of the company's independent auditor to five years. The Staff noted that "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)". *See also Masco Corp.* (Jan. 13, 2010); *Masco Corp.* (Nov. 14, 2008); *El Paso Corp.* (Feb. 23, 2005); *Kimberly-Clark Corp.* (Dec. 21, 2004); *WGL Holdings, Inc.* (Dec. 6, 2002); *Transamerica Corp.* (Mar. 8, 1996); *Mobil Corp.* (Jan. 3, 1986).

Similarly, the Staff has consistently recognized that proposals seeking to subject auditor selection to a shareholder vote are excludable as ordinary business. For example, in *Rite Aid Corp.* (Mar. 31, 2006), the Staff concurred that the company could exclude a proposal requesting amendment of the company's corporate governance documents to require that the board present the appointment of the independent auditor for shareholder ratification or rejection at annual meetings. The Staff noted that the proposal related to the company's "ordinary business operations (i.e., the method of selecting independent auditors)." *See also The Charles Schwab Corp.* (Feb. 23, 2005); *Xcel Energy Inc.* (Feb. 23, 2005); *Xcel Energy Inc.* (Jan. 28, 2004).

Furthermore, the Proposal seeks to micro-manage the Company by probing too deeply into the complex matter of selecting an independent auditor. In selecting an independent auditor, evaluating their independence, and determining whether to switch to a new audit firm, the Company's Audit Committee must consider numerous complex factors upon which shareholders, as a group, would not be in a position to make an informed judgment. For example, the Audit Committee considers the auditor's experience and expertise in the Company's industry, the reputation, competence and integrity of the auditor, the auditor's relationships with the Company's competitors and the costs and benefits of changing auditors, such as the costs associated with familiarizing a new auditor with the Company and its financial reporting systems. With regard to auditor independence, the Audit Committee has processes in place to gather the necessary information and make an appropriate assessment. The Audit Committee charter provides that the Audit Committee will "[o]btain on an annual basis a formal written statement from the independent auditor delineating all relationships between the independent auditor and the Company, consistent with Independent Standards Board Standard No. 1 and review and discuss with the independent auditor any disclosed relationships or services that may impact the independent auditor's objectivity and independence." The charter also indicates that the Audit Committee, in considering the appointment of the independent auditor, "will consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis." These complex judgments are an integral part of managing the auditor relationship, and are best left to the expertise and business judgment of the Company's Audit Committee.

Following the Staff's concurrence in recent months that the Proponent's earlier auditor rotation proposals were excludable, the Proponent appears to have restyled its proposal as a request for a report, rather than for adoption of a policy. This, however, should not change the conclusion. For proposals requesting issuers to prepare reports, the Staff "will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable." Exchange Act Release No. 20091, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1983 Transfer Binder] *Fed. Sec. L. Rep. (CCH)* ¶ *83,417, at 86,205* (Aug. 16, 1983). Likewise, for proposals relating to the evaluation of risk, the Staff "will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business." *Staff Legal Bulletin No. 14E* (Oct. 27, 2009). Again, where it does, the proposal will generally be excludable.

The underlying subject matter of the report and evaluation of risk that the Proposal requests involves a matter of ordinary business, because the tenure of the Company's audit firm, the risks to the Company of retaining a long-tenured audit firm and the Company's practice of periodically considering audit firm and lead partner rotation all relate to the selection and engagement of the independent auditor and the management of the independent auditor's engagement.

The Proponent also appears to have restyled its earlier proposals to include references to "audit firm independence" more broadly, rather than exclusively audit firm rotation. However, the thrust and focus of the Proposal continues to be on audit firm rotation. Four of the six paragraphs in the resolution specifically focus on audit firm or audit partner rotation, as does the Company-specific example cited in the supporting statement. As discussed above, auditor rotation involves a matter of ordinary business for purposes of rule 14a-8(i)(7). While the instant Proposal references audit firm independence more generally in the title of the Proposal and in parts of the supporting statement and resolution, these references to audit firm independence do not alter the ordinary business nature of the Proposal.

In determining whether to allow the exclusion of a shareholder proposal as a matter of ordinary business, the Staff considers whether the proposal has "emerged as a consistent topic of widespread public debate such that it would be a significant policy issue." *AT&T Inc.* (Feb. 2, 2011). In assessing proposals that relate to multiple topics, the Staff "determin[es] whether the focus of these proposals is a significant policy issue" and "consider[s] both the proposal and the supporting statement as a whole." *Staff Legal Bulletin No. 14C* (June 28, 2005). The Staff has consistently excluded proposals where "the thrust and focus of the proposal" is on ordinary business matters. *General Motors Corp.* (Apr. 4, 2007); *General Elec. Co.* (Jan. 10, 2005); *Walt Disney Co.* (Dec. 15, 2004); *Wal-Mart Stores Inc.* (March 17, 2003). The Staff has also excluded proposals where only "a portion of the proposal relates to ordinary business operations." *General Elec. Co.* (Feb. 10, 2000). *See also Wal-Mart Stores, Inc.* (Mar. 15, 1999) (excluding proposal where "[one paragraph] of the description of matters to be included in the report relates to ordinary business operations," even though the proposal appeared to address matters outside the scope of ordinary business). We believe that even the minority of elements in the Proposal that reference audit firm independence more broadly still relate to the ordinary business of the Company, because they address the selection of independent auditors and management of the independent auditor's engagement. But in any event, the primary thrust and focus of the Proposal is clearly auditor rotation, and on that basis we believe that the Proposal may be excluded from the 2012 Proxy Materials under rule 14a-8(i)(7).

******

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned by telephone at 631-342-2150 or email at clifford.dupree@ca.com. Thank you for your attention to this matter.

Very truly yours,

/s/ C.H.R. DuPree

Attachment

cc: Ed Durkin, United Brotherhood of Carpenters Pension Fund (edurkin@carpenters.org) (w/attachment)

Exhibit A

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

DATE
Monday, February 06, 2012

TO
Clifford H.R. DuPree
Senior Vice President, Corporate Governance and Corporate Secretary
CA, Inc.

SUBJECT
Carpenter Pension Fund Shareholder Proposal

FAX NUMBER
631-342-4866

FROM
Ed Durkin

NUMBER OF PAGES (including This Cover Sheet)
4

FAX TRANSMISSION

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 631-342-4866]

February 6, 2012

Clifford H.R. DuPree
Senior Vice President, Corporate Governance,
and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, New York 11749

Dear Mr. DuPree:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the CA, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 4,863 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Audit Firm Independence Report Proposal

Auditor independence is the foundation for investor confidence in financial reporting. The Public Company Accounting Oversight Board (PCAOB) describes auditor independence as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," an attitude that includes a questioning mind and a critical assessment of audit evidence. An auditor must conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

In a system in which corporate audit clients pay for-profit accounting firms to audit their financial statements, every effort must be made to protect auditor independence. Long-term auditor-client relationships are common, with the average auditor tenure at the largest 100 U.S. companies averaging 28 years, and 21 years at the 500 largest companies. Proxy data indicates that CA, Inc. ("Company") has retained KPMG LLP as its outside auditor since 2000, and paid $129,833,300 in total fees to KPMG over the last 10 years alone.

We believe the Board's Audit Committee, whose members have a principal responsibility to protect auditor independence, should provide shareholders an annual Audit Firm Independence Report to give shareholders insight into the auditor-client relationship and efforts undertaken to protect auditor independence.

Therefore, Be It Resolved: That the shareholders of CA, Inc. request that the Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:

1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;

2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;

3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;

4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;

5. Information regarding any training programs for Audit Committee members relating to auditor independence, objectivity, and professional skepticism, and

6. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A Division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 631-342-4866]

February 13, 2012

Clifford H.R. DuPree
Senior Vice President, Corporate Governance,
and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, New York 11749

Re: Shareholder Proposal Record Letter

Dear Mr. DuPree:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 4,863 shares of CA, Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

Clifford H.R. DuPree
Senior Vice President, Corporate Governance,
and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, NY 11749
Direct Dial: (631) 342-2150
Direct Fax: (631) 342-4866
Email: Clifford.DuPree@ca.com

February 17, 2012

Via E-Mail (edurkin@carpenters.org), Fax and Certified Mail, Return Receipt Requested

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 20001

Re: CA, Inc. ("the Company")

Dear Mr. Durkin:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in the shareholder proposal of the United Brotherhood of Carpenters Pension Fund (the "Fund"), dated and received by us on February 6, 2012 (the "Proposal"), as well as of the time frame for the Fund's response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. The Company's records do not indicate that the Fund is the record owner of any common shares of the Company.

On February 13, 2012, we received a letter from AmalgaTrust indicating that it is the record holder for 4,863 shares of the Company's common stock held for the benefit of the Fund. The Company's records do not indicate that AmalgaTrust is the record owner of any common shares of the Company. In addition, AmalgaTrust does not appear to be a participant in The Depository Trust Company ("DTC"), as discussed further below.

For this reason, we believe that the Proposal may be excluded from our proxy statement for our upcoming 2012 annual meeting of shareholders unless this deficiency is cured within 14 days of your receipt of this letter.

To remedy this deficiency, the Company must receive sufficient proof of your ownership of the requisite number of the Company's common shares as of February 6, 2012, the date the Proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Fund continuously held the requisite number of shares for at least one year; or

- if the Fund has filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Fund's ownership level and a written statement that the Fund has continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the SEC's Division of Corporation Finance has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through DTC, only DTC participants should be viewed as "record" holders. SLB 14F provides the following link to DTC's participant list so that shareholders and companies can confirm whether a particular broker or bank is a DTC participant: http://www.dtcc.com/downloads/membership/ directories/dtc/alpha.pdf. While Amalgamated Bank of Chicago is on the DTC participant list, AmalgaTrust is not.

If the Fund holds shares through a bank, broker or other securities intermediary that is not a DTC participant (such as AmalgaTrust), you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares (such as Amalgamated Bank of Chicago). As indicated in SLB 14F, this may require the Fund to provide two proof of ownership statements – one from your bank, broker or other securities intermediary confirming your ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. We urge you to review SLB 14F carefully before submitting the proof of ownership to ensure it is compliant.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter.

If you have any questions with respect to the foregoing, please contact me at 631-342-2150. You may address any response to me at the address on the letterhead of this letter, by facsimile at 631-342-4866 or by e-mail at clifford.dupree@ca.com.

Very truly yours,

[signature]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm